tns™

03032453

BY COURIER

22nd September 2003

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States

SUPPL

SEC MAIL PROCESSING
RECEIVED
SEP 30 2003
WASH, D.C. 187 SECTION

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed a Schedule 10 announcement that was released to the London Stock Exchange.

Yours faithfully

Judith George

Encl.

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

dlw 10/2

File no: 82-4668v.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	2. Name of director DAVID SOUTAR LOWDEN
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest DAVID SOUTAR LOWDEN	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) DAVID SOUTAR LOWDEN
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) 2. ABOVE	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary EXERCISE OF 50,000 SHARE OPTIONS GRANTED UNDER THE EMPLOYEE BENEFIT TRUST LONG TERM INCENTIVE PLAN: MAY 1999 GRANT

7. Number of shares/amount of stock acquired 50,000	8. Percentage of issued class 0.011%	9. Number of shares/amount of stock disposed N/A	10. Percentage of issued class N/A
11. Class of security ORDINARY SHARES, 5 PENCE EACH	12. Price per share N/A	13. Date of transaction 19 SEPTEMBER 2003	14. Date company informed 19 SEPTEMBER 2003

15. Total holding following this notification 50,000 shares BENEFICIAL	16. Total percentage holding of issued class following this notification 0.011%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 8967 4655 OR 07734 044320; OR SOFIA BERNSAND, SECRETARIAL ASSISTANT 020 8967 2230

25. Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY Date of notification 19 SEPTEMBER 2003	

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	**2.** Name of director DAVID SOUTAR LOWDEN
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest SPOUSE: MICHELE LOWDEN	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) MICHELE LOWDEN
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) SPOUSE: MICHELE LOWDEN	**6.** Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary SALE OF 25,000 SHARES

7. Number of shares/amount of stock acquired N/A	**8.** Percentage of issued class N/A	**9.** Number of shares/amount of stock disposed 25,000	**10.** Percentage of issued class 0.006%
11. Class of security ORDINARY SHARES, 5 PENCE EACH	**12.** Price per share 219 pence	**13.** Date of transaction 19 SEPTEMBER 2003	**14.** Date company informed 19 SEPTEMBER 2003

15. Total holding following this notification 50,000 shares BENEFICIAL	**16.** Total percentage holding of issued class following this notification 0.011%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	**18.** Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	**20.** Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	**22.** Total number of shares or debentures over which options held following this notification
23. Any additional information	**24.** Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 8967 4655 OR 07734 044320; OR

25. Name and signature of authorised company official responsible for making this notification	
IAN PORTAL, GROUP COMPANY SECRETARY	
Date of notification	19 SEPTEMBER 2003